SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from                          to

Commission file numbers 1-2116 and 333-32530

ARMSTRONG WOOD PRODUCTS, INC. NON-UNION HOURLY EMPLOYEES’ 401(k) PLAN

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

ARMSTRONG HOLDINGS, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ARMSTRONG WOOD PRODUCTS, INC. NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

June 25, 2003	By:	/s/ DONALD C. FETZER, JR.
Donald C. Fetzer, Jr., Member of the Administrative Committee

Independent Auditors’ Report

To the Retirement Committee of the

    Armstrong Wood Products, Inc. Non-Union

    Hourly Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Armstrong Wood Products, Inc. Non-Union Hourly Employees’ 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Armstrong Wood Products, Inc. Non-Union Hourly Employees’ 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 13, 2003

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	December 31,
	2002	2001
Assets:
Investments in Master Trust
Cash equivalents:
Fidelity Retirement Money Market Portofolio	$—	$211,303
Shares of registered investment companies:
Fidelity Magellan Fund	—	193,254
Fidelity Equity Income Fund	—	254,022
Fidelity Intermediate Bond Fund	—	148,607
Fidelity Overseas Fund	—	23,337
Fidelity Asset Manager Fund	—	87,073
Armstrong Common Stock	—	5,133
Participant loans	—	6,800

Total investments	—	929,529

Receivables:
Employee contributions	—	4,356

Total assets	—	933,885

Net assets available for benefits	$—	$933,885

See accompanying notes to financial statements.

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	Year Ended December 31,
	2002	2001
Additions to net assets attributed to:
Employee contributions	$232,107	$202,221
Dividends	8,781	14,857
Interest on fixed income investments	11,102	15,758
Interest on loans	841	—

Total additions	252,831	232,836

Reductions from net assets attributed to:
Benefits paid to participants	128,992	100,341
Net depreciation in fair value of investments	103,208	50,706
Transfers to other employee benefit plans	954,516	—

Total reductions	1,186,716	151,047

Net increase (decrease)	(933,885)	81,789
Net assets available for benefits:
Beginning of year	933,885	852,096

End of year	$—	$933,885

See accompanying notes to financial statements.

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

(1)	General Information

The Armstrong Wood Products, Inc. Non-Union Hourly Employees’ 401(k) Plan (“the Plan”) was a defined contribution plan established for the purpose of providing eligible employees a means for long-term savings intended for the accumulation of retirement income. The Plan became effective on July 1, 1996.

On July 22, 1998, Armstrong Wood Products, Inc. (formerly known as Triangle Pacific Corp.) (the “Company” or “Plan Administrator”) was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). On December 6, 2000, Armstrong World Industries, Inc. (“Armstrong”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Management does not believe that Armstrong’s bankruptcy filing had an adverse impact on the operations of the Plan.

(2)	Plan Merger

On October 17, 2002, Armstrong’s Retirement Committee unanimously passed a resolution to merge the Plan into the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. on or around December 16, 2002. Effective December 20, 2002, all plan assets and liabilities were transferred out of the Plan.

In the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., separate balances are maintained for contributions made by or on behalf of each participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

(3)	Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

(a)	General

The Plan was a defined contribution plan which provided retirement benefits to hourly employees of Armstrong Wood Products, Inc. who were not members of a collective bargaining agreement who worked at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. Effective November 1, 2001, the Plan was amended to allow for immediate participation by employees upon completion of one hour of service. The Plan was administered by Armstrong Wood Products, Inc. and advised by Administrative Committee appointed by the Board of Directors of the Company. The Plan was subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants were permitted to contribute up to 16% of their eligible compensation to the Plan, as defined by the Plan documents and were subject to the Internal Revenue Service limitations. Participants elected to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee.

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

(c)	Participant Accounts

Separate balances were maintained for contributions made by or on behalf of each participant. The balances in each fund reflected the participants’ contributions together with dividends, interest, and realized and unrealized gains and losses allocated thereon. Participants were 100% vested in their account balance.

(d)	Participant Loans

Participants were allowed to borrow from the Plan an amount greater than $1,000 but less than 50% of the participant’s vested account balance. In no event could the participant borrow more than $50,000. Loans issued prior to the plan merger (Note 2) were charged an interest rate at 1% above the prime rate of interest being charged by local banks at the time the loan was authorized.

(e)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant elected to receive the total value of his or her account as a lump sum distribution, a rollover into another investment, or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant received the value of his account as a lump-sum distribution. Active employees were allowed to make hardship withdrawals from their account balance, subject to the determination by the Plan administrator that the withdrawal was required to meet an immediate and heavy financial need.

(4)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The money market portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on the net asset value.

Securities transactions are recognized on the settlement date (that date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when paid.

Realized gains and losses on investments are determined by the average cost method.

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

(c)	Administrative Expenses

In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2002 and 2001, all significant expenses were paid by the Company.

(5)	Investments in Master Trust

Assets were held in a Master Trust administered by Fidelity Management Trust Company, as Trustee, and were segregated into seven investment options. Certain Plan investments were shares of mutual funds managed by Fidelity Management Trust Company, and therefore, transactions related to these shares qualified as party-in-interest transactions.

The following is a brief description of the investment funds to which Plan participants elected to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Armstrong Holdings, Inc. common stock—Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001. Such common stock shares held by the fund at December 31, 2002 and 2001 were 0 and 1,505, respectively.

2.	Fidelity Magellan Fund—This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

3.	Fidelity Equity Income Fund—This fund has a primary objective of seeking moderate income levels by investing 65% of total assets in foreign and domestic income producing securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

4.	Fidelity Intermediate Bond Fund—This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

5.	Fidelity Overseas Fund—This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

6.	Fidelity Asset Manager Fund—This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

7.	Fidelity Retirement Money Market Portfolio—This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high-grade commercial paper.

Participant loans represent the unpaid principal balance of loans to Plan participants in accordance with established loan provision guidelines. As of the Plan merger date, the interest rates ranged between 4.75% and 6.5%. At December 31, 2001, the interest rate was 6.5%.

The following table presents estimated fair values of the investments in the Master Trust at December 31, 2002 and 2001:

Investment	December 31, 2002	December 31, 2001
Armstrong Holdings, Inc. common stock	$—	$5,133
Fidelity Magellan Fund	—	193,254
Fidelity Equity Income Fund	—	254,022
Fidelity Intermediate Bond Fund	—	148,607
Fidelity Overseas Fund	—	23,337
Fidelity Asset Manager Fund	—	87,073
Fidelity Retirement Money Market Portfolio	—	211,303
Participant loans	—	6,800

Total investments	$—	$929,529

The amounts of net appreciation (depreciation) in fair value investments in securities of the Master Trust for the years ended December 31, 2002 and 2001 are presented below:

	2002	2001
Armstrong Holdings, Inc. common stock	$(128)	$3,413
Fidelity Magellan Fund	(46,441)	(25,709)
Fidelity Equity Income Fund	(47,723)	(20,458)
Fidelity Intermediate Bond Fund	5,448	3,411
Fidelity Overseas Fund	(4,665)	(5,224)
Fidelity Asset Manager Fund	(9,699)	(6,139)

Total net (depreciation)	$(103,208)	$(50,706)

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

(6)	Tax Status of the Plan

The Company filed for a determination letter with the Internal Revenue Service on February 12, 2002, but has not yet received a response. In the opinion of the Plan Administrator and the Plan’s qualified tax advisor, the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust is tax-exempt.

(7)	Obligation for Benefits

All of the funds in the Plan were held by investing institutions appointed by the Company under a trust agreement. Benefits under the Plan were payable only out of these funds. The Company had no legal obligation to make any direct payment of benefits accrued under the Plan. Neither the Company nor any investing institution guaranteed the funds of the Plan against any loss or depreciation or guaranteed the payment of any benefit.

(8)	Master Trust Agreement

Under the Master Trust Agreement with Fidelity Management Trust Company, the Plan assets held by Fidelity Management Trust Company were commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Armstrong Wood Products Salaried Employees’ 401(k) Plan, the Hartco Flooring Company Bargaining Employees’ Retirement Savings Plan, the Hartco Flooring Company Retirement Savings Plan, and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan had an undivided interest in the assets of this trust, and ownership was represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001
	Cost	Fair Value	Cost	Fair Value
Cash equivalents	$17,417,943	$17,417,943	$14,702,620	$14,702,620
Armstrong Common Stock	24,690,434	766,616	28,334,396	7,805,221
Registered investment companies	198,960,863	175,998,853	204,567,980	223,909,392
Fixed income investment contracts	179,105,268	179,105,268	168,529,123	168,529,123
Participant loans	5,979,311	5,979,311	6,245,993	6,245,993

Total investments in Master Trust	$426,153,819	$379,267,991	$422,380,112	$421,192,349

Plan’s interest in Master Trust	$—	$—	$973,974	$929,529
Plan’s percentage in Master Trust	0.00%	0.00%	0.23%	0.22%

ARMSTRONG WOOD PRODUCTS, INC.

NON-UNION HOURLY EMPLOYEES’ 401(K) PLAN

Notes to Financial Statements

During 2002 and 2001, the Master Trust’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

	2002	2001
Net (depreciation) in Master Trust	$(61,104,877)	$(34,850,533)
Allocated net (depreciation) in Master Trust	$(103,208)	$(50,706)

During 2002 and 2001, interest and dividends in the Master Trust were as follows:

	2002	2001
Interest and dividends in Master Trust	$12,173,182	$14,943,680
Allocated interest and dividends from Investment in Master Trust	$20,724	$30,615

Consent of Independent Auditors

The Retirement Committee of the

Armstrong Wood Products, Inc. Non-Union

Hourly Employees’ 401(k) Plan:

We consent to incorporation by reference in the registration statement (No. 333-74633) on Form S-8 of Armstrong World Industries, Inc. of our report dated June 13, 2003, relating to the statements of net assets available for benefits of the Armstrong Wood Products, Inc. Non-Union Hourly Employees’ 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report is included herein.

Our report dated June 13, 2003 contains an emphasis paragraph that states that on December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 25, 2003